SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 JAN 19 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 January 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06010331

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
JAN 20 2006
THOMSON FINANCIAL

IK/lc/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 17 January 2006 released to Bursa Malaysia an announcement (the "Announcement") in relation to the Project Management Services Agreement entered between SHMB and PPB Hartabina Sdn Bhd. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

Chapter 10.08 – Related Party Transaction
Project Management Services Agreement entered between Shangri-La Hotels (Malaysia) Berhad ("SHMB") and PPB Hartabina Sdn Bhd

We wish to announce that on 16 January 2006, SHMB has entered into a Project Management Services Agreement ("the Agreement") with PPB Hartabina Sdn Bhd ("Hartabina"), a wholly-owned subsidiary of PPB Group Berhad ("PPB"), a company listed on the Main Board of Bursa Malaysia Securities Berhad.

Details of the Agreement

Under the Agreement, Hartabina will provide project management services in connection with the major redevelopment of Rasa Sayang Resort. The estimated project management fee payable to Hartabina amounts to RM1,052,975 and represents 0.09% of the audited Net Assets of SHMB as at 31 December 2004 (Net Assets as at 31.12.2004 : RM1,113,205,000) and does not exceed 5% of any of the percentage ratios prescribed under Chapter 10 of the Listing Requirements of Bursa Malaysia Securities Berhad.

Directors' and Substantial Shareholders' Interests

Mr Kuok Khoon Ho and Madam Kuok Oon Kwong, who are Directors of SHMB, together with persons connected to them have more than 15% interests in Kuok Brothers Sdn Bhd, which is a substantial shareholder of PPB with 39.84% interest.

In addition, Kerry Group Limited and Kerry Holdings Limited, who are substantial shareholders of SHMB, are also substantial shareholders of PPB with 6.23% interest. The shareholdings of the above Directors and substantial shareholders in SHMB and PPB are set out in the table below.

	No. of SHMB Shares of RM1.00 each				No. of PPB Shares of RM1.00 each			
Name of Director	Direct	%	Indirect	%	Direct	%	Indirect	%
Kuok Khoon Ho	-	-	10,000	*negligible*	-	-	1,633,198	0.14
Kuok Oon Kwong	-	-	10,000	*negligible*	100,800	0.01	1,633,198	0.14

	No. of SHMB Shares of RM1.00 each				No. of PPB Shares of RM1.00 each			
Name of substantial shareholder	Direct	%	Indirect	%	Direct	%	Indirect	%
Kerry Group Limited	-	-	232,237,841	52.78	-	-	73,855,478	6.23
Kerry Holdings Limited	-	-	232,237,841	52.78	-	-	73,855,478	6.23

Save as disclosed above, insofar as the Directors of SHMB are aware, none of the other Directors and substantial shareholders and persons connected to them are interested directly or indirectly, in the transaction.